

Adryan Brown

Owner at Tipsy Gods

Nashville, Tennessee · 2 connections · **Contact info**

Tipsy Gods

 **Radford University**

Experience

Owner

Tipsy Gods · Full-time

Aug 2018 – Present · 1 yr 9 mos

Austin, Texas

  



Frontend Manager

Lowe's Companies, Inc. · Full-time

Aug 2018 – Present · 1 yr 9 mos

Austin, TX, United States



US Army

6 yrs

 **Intelligence Analyst**

Full-time

Mar 2017 – Present · 3 yrs 2 mos

Austin, TX, United States

Police Officer
Full-time
May 2014 – Apr 2018 · 4 yrs
Austin, TX, United States



Assistant Manager
Buffalo Wild Wings · Full-time
Jan 2016 – Feb 2018 · 2 yrs 2 mos
Manassas, Virginia



Security Supervisor
Securitas Security Services USA, Inc. · Full-time
May 2016 – Dec 2017 · 1 yr 8 mos
Arlington, Virginia

Education



Radford University
Bachelor's Degree, Business Administration, Management and Operations
2017 – 2019

Volunteer Experience



Volunteer
QWELL Community Foundation
Apr 2019 – Present • 1 yr 1 mo
Civil Rights and Social Action

Skills & Endorsements

Critical Thinking

Management

Business Strategy

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Interests



US Army
934,228 followers



Lowe's Companies, Inc.
381,589 followers



Law Officer: Tactics, Technology, ...
40,996 members



U.S. Department of Veterans Af
752,756 followers